001

02015449

Saskatchewan Wheat Pool
Investor Relations
5th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

02 FEB 27 AM 8:45

To:	Mr. Paul Dudek Securities and Exchange Commission	**Fax:**	(202) 942-9624
From	Colleen Vancha, Director IR and Communications Saskatchewan Wheat Pool 306-569-4782	**Date:**	02/12/2002
Re:	Exemption No: 82-5037	**Pages:**	14

SUPPL

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PROCESSED
MAR 05 2002
THOMSON FINANCIAL P

dw 2/27

CONFIDENTIAL

POOL

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL. (306) 569-4411 FAX: 569-4708

Exemption #: 82-5037

February 26, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached are:

1. A copy of eight news releases provided to the Toronto Stock Exchange for information purposes only but not formally filed.

2. A copy of a supporting material change report for the news release dated February 8, 2002. This was filed with the Toronto Stock Exchange and provincial securities commissions.

3. A copy of a news release dated February 25, 2002, regarding Saskatchewan Wheat Pool closing the sale of CSP Foods Division to Dawn Foods Products (Canada), Ltd. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

C. Vancha

Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

TSE Feb.25/02

POOL
Saskatchewan Wheat Pool

For Immediate Release
February 25, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Saskatchewan Wheat Pool successfully concludes sale of CSP Foods

Saskatchewan Wheat Pool today announced that the sale of substantially all the assets of CSP Foods Division to Dawn Foods Products (Canada), Ltd. has successfully closed. Details of the transaction were announced February 8, 2002.

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Colleen Vancha
Director, Investor Relations and Communications
Saskatchewan Wheat Pool
306-569-4782
colleen.vancha@swp.com

TSE Feb 22

Saskatchewan Wheat Pool

For Immediate Release
February 22, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Pool President says farmers need action, not further study, on farm safety nets

In a meeting with Saskatchewan's agricultural minister, the President of Western Canada's largest publicly traded agricultural co-operative expressed disappointment with the federal and provincial governments' inability to reach agreement on farm safety net programs. "Both Ottawa and the leaders in this province made a commitment last summer to address shortcomings to safety net programs such as crop insurance," says Saskatchewan Wheat Pool President, Marvin Wiens. "While the province has been diligent in seeking a response from Ottawa, we are now on the verge of spring seeding and farmers are still waiting to see what risk management tools will be available."

Wiens and other Pool representatives tabled their concerns with Clay Serby at a meeting this week. "The minister provided assurances that farmers will be given adequate time to make decisions around crop insurance when details of this year's program are announced. The Pool remains committed to working with the province in seeking federal support for safety net improvements in time for this spring's seeding."

Wiens says any plan must not pit one sector of the agricultural industry against another. "While we support agricultural diversification, it cannot come at the expense of the long-term viability of the grains and oilseeds sector. Farmers need the backing of governments to counter other countries subsidies and retain meaningful risk management tools."

Wiens notes that the Pool has recently implemented a wide variety of programs that provide flexible risk management options to farmers, including access to financing with competitive interest rates and extended payment periods to January 31, well after harvest. "Our 73,000 Pool and AgPro members and customers need government to make the same commitment to develop innovative and flexible risk management tools that deliver an adequate level of support to all farmers, regardless of what they produce."

Saskatchewan Wheat Pool is Canada's largest publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Its core business operations are grain handling, merchandising and agri-product sales. These operations are complemented by food processing and value-added businesses that allow the Pool to leverage its pivotal position between prairie farmers and destination customers in North America and around the world. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Shawna Kelly, Director, Communications
Saskatchewan Wheat Pool
(306) 569-4291

TSE Feb22

POOL Saskatchewan Wheat Pool AgPro

For Immediate Release
February 21, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Opportunities for malting barley producers discussed at AgPro meeting

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian producers, an AgPro merchandiser told a group of Killam and Daysland area producers today during market outlook meetings. AgPro is a division of Saskatchewan Wheat Pool.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information sessions hosted by AgPro to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

AgPro's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. AgPro is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"AgPro is linking producers' malt barley to established markets," said Jeworski. "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

TSE Feb 22

Saskatchewan Wheat Pool AgPro

For Immediate Release
February 20, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Opportunities for malting barley producers discussed at AgPro meeting

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian producers, an AgPro merchandiser told a group of Clandonald and Lavoy area producers today during market outlook meetings. AgPro is a division of Saskatchewan Wheat Pool.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information sessions hosted by AgPro to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

AgPro's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. AgPro is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"AgPro is linking producers' malt barley to established markets," said Jeworski. "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

Feb 19/02

POOL
Saskatchewan Wheat Pool

For Immediate Release
February 19, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Opportunities for malting barley producers discussed at Saskatchewan Wheat Pool meeting

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian farmers, a Saskatchewan Wheat Pool merchandiser told a group of North Battleford area producers today during a market outlook meeting.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information session hosted by the Pool to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

Saskatchewan Wheat Pool's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. The Pool is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"The Pool is linking producers' malt barley to established markets," said Jeworski. "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

Feb 15/02

POOL

Saskatchewan Wheat Pool

For Immediate Release
February 15, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Opportunities for malting barley producers discussed at Saskatchewan Wheat Pool meetings

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian farmers, a Saskatchewan Wheat Pool merchandiser told a group of Raymore and Foam Lake area producers today during market outlook meetings.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information sessions hosted by the Pool to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

Saskatchewan Wheat Pool's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. The Pool is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"The Pool is linking producers' malt barley to established markets," said Jeworski. "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

TSE Feb 14/02

POOL

Saskatchewan Wheat Pool

SEC Exemption #: 82-5037

For Immediate Release
February 14, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

Opportunities for malting barley producers discussed at Saskatchewan Wheat Pool meeting

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian farmers, a Saskatchewan Wheat Pool merchandiser told a group of Clair-area producers today during a market outlook meeting.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information session hosted by the Pool to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

Saskatchewan Wheat Pool's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. The Pool is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"The Pool is linking producers' malt barley to established markets," said Jeworski. "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

TSE Feb 14/02

Saskatchewan Wheat Pool
SEC Exemption #: 82-5037

For Immediate Release
February 14, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

Opportunities for malting barley producers discussed at Saskatchewan Wheat Pool meeting

Demand is growing for malting barley worldwide and that means opportunities for Western Canadian farmers, a Saskatchewan Wheat Pool merchandiser told a group of Humboldt-area producers today during a market outlook meeting.

"Canada's export program for malting barley is projected to increase to two million tonnes by 2008," said merchandiser Kyle Jeworski at the information session hosted by the Pool to launch its 2002 malting barley program. "Most of the demand is being driven by population growth and the expansion of the brewing industry in Asia-Pacific and Latin America."

Domestically, there is a strong demand for two-row barley. "Varieties like CDC Kendall are the choice of many destination customers because of their malting and brewing characteristics," said Jeworski. Plus, CDC Kendall has excellent agronomic performance. For six-row barley, B1602 continues to be in high demand by end use customers, and it has one of the best selection rates.

Saskatchewan Wheat Pool's malt barley program is a leader in the industry. Farmers have access to key malting varieties – including B1602, Legacy, CDC Kendall and Merit - as well as a full-range of complementary agri-products, information and an attractive crop input financing program. Risk management tools like production contracts provide producers with an established market almost as soon as grain is off the combine. The Pool is also a leader in quality control for malting barley beginning at its grain handling facilities with on-site testing for grade, protein and moisture. Germination tests for malting barley are offered at its quality control lab in Regina, the only facility of its kind in Western Canada to earn ISO 9002 registration for their quality control management systems for grain grading and assessment.

"The Pool is linking producers' malt barley to established markets," said Jeworski. "We are helping producers grow the barley that will bring value to their bottom line."

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, contact:

Karey MacLean
Strategic Communications Consultant
Saskatchewan Wheat Pool
(306) 569-5128
karey.maclean@swp.com

SEC Exemption #: 82-5037

Form 25 (Saskatchewan)
Form 26 (Newfoundland)
Form 27 (British Columbia, Alberta, Ontario & Nova Scotia)

Material Change Report Pursuant to

Clause 84(1)(b) of *The Securities Act, 1988*, S.S. 1988 c. S-42.2
Subsection 67(2) of the *Securities Act*, S.B.C. 1985 c.83
Subsection 118(1) of the *Securities Act*, R.S.A. 1981 c.S-6.1
Subsection 75(2) of the *Securities Act*, R.S.O. 1980 c.466
Subsection 73 of the *Securities Act*, R.S.Q. c. V-1-1.1
Subsection 81(2) of the *Securities Act*, R.S.N.S. 1989 c. 418
Subsection 76(2) of the *Securities Act, 1990* S. Nfld. c. 48

Item 1 - Reporting Issuer

The registered and head office of the reporting issuer, Saskatchewan Wheat Pool, is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

Item 2 - Date of Material Change

February 8, 2002

Item 3 - Press Release

The press release announcing the material change was prepared by Saskatchewan Wheat Pool (the "Pool"). On February 8, 2002 at 6:07 p.m. (CST), the Pool distributed the press release through the Canadian Corporate News wire service as required by the Canadian Timely Disclosure rules. The press release was delivered by facsimile to The Toronto Stock Exchange and sent electronically through the SEDAR system to all of the provincial securities commissions and The Toronto Stock Exchange.

Item 4 - Summary of Material Change

The Pool announced it is entering into an agreement to sell CSP Foods to Dawn Foods Products. Proceeds of approximately $35 million subject to adjustments and hold- backs will be used to pay down debt. The sale is expected to close February 25, 2002. The Pool expects to record an after tax loss of approximately $14 million or $0.37 per share in its third quarter of fiscal 2002.

Item 5 - Full Description of Material Change

Saskatchewan Wheat Pool has entered into an agreement to sell substantially all of the assets of CSP Foods to Dawn Food Products (Canada), Ltd., a subsidiary of Dawn Foods, Inc. Dawn Foods, Inc. is a full service bakery supplier and distribution company headquartered in Jackson, Michigan.

SEC Exemption #: 82-5037

The Pool expects to receive net cash proceeds from this sale of approximately $35 million, subject to adjustments and holdbacks.

The agreement is subject to regulatory approvals and usual closing conditions. The sale is expected to close on February 25, 2002. The Pool expects to record an impairment of value in its 2nd quarter and an after tax loss of approximately $14 million or $0.37 per share in its third quarter of fiscal 2002.

CSP Foods is a wholly owned division of the Pool. An integrated manufacturer and distributor of food ingredients to the bakery, food services and retail grocery sectors, CSP Foods has production operations in Saskatoon, Saskatchewan and Etobicoke, Ontario.

Item 6 - Reliance on subsection 84(2) (SK), subsection 67(2) (BC), subsection 118(4) (AB), subsection 75(3) (ON), section 74 (PQ), subsection 81(3) (NS) and subsection 76(3) (NF)

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Senior Officer

A senior officer who is knowledgeable about the material change is Michael McCord, Executive Vice President, Finance and Chief Financial Officer of the Pool. He may be contacted at telephone number (306) 569-4462.

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Regina, Saskatchewan, the 8th day of February 2002.

"Michael McCord"
Michael McCord, Executive Vice President,
Finance and Chief Financial Officer

POOL
Saskatchewan Wheat Pool

For Immediate Release
February 8, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Saskatchewan Wheat Pool enters agreement to sell CSP Foods to Dawn Food Products

Saskatchewan Wheat Pool has entered into an agreement to sell substantially all of the assets of CSP Foods to Dawn Food Products (Canada), Ltd., a subsidiary of Dawn Foods, Inc. Dawn Foods, Inc. is a full service bakery supplier and distribution company headquartered in Jackson, Michigan.

"The Pool has in place a comprehensive program designed to strengthen its balance sheet and de-leverage the company," says Pool Chief Executive Officer Mayo Schmidt. "We are reducing costs, improving working capital, and refocusing resources on our core operations. Our divestiture initiative is a key component of that plan and the Pool expects to receive net cash proceeds from this sale of approximately $35 million, subject to adjustments and holdbacks. For CSP Foods, the transaction is a natural fit since we currently sell Dawn Foods' products into Canada under a licensing agreement."

Dawn Foods, Inc. Chief Executive Officer, Ron Jones says, "We are extremely pleased to welcome CSP into our family-owned business. The acquisition allows Dawn to continue with our mission of being the leading bakery supplier to retail, in-store, wholesale and foodservice customers."

The agreement is subject to regulatory approvals and usual closing conditions. The sale is expected to close on February 25, 2002. The Pool expects to record an after tax loss of approximately $14 million or $0.37 per share in its third quarter of fiscal 2002.

CSP Foods is a wholly owned division of the Pool. An integrated manufacturer and distributor of food ingredients to the bakery, food services and retail grocery sectors, CSP Foods has production operations in Saskatoon, Saskatchewan and Etobicoke, Ontario.

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

For more information, please contact:

Colleen Vancha, Director
Investor Relations & Communications
Saskatchewan Wheat Pool
(306) 569-4782

Mr. Ron Jones,
Chairman and CEO,
Dawn Foods, Inc.
(517) 789-4516

TSE Feb. 14/02

POOL Saskatchewan Wheat Pool   JOHN DEERE CREDIT

For Immediate Release
February 14, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

SEC Exemption #: 82-5037

Saskatchewan Wheat Pool announces expanded AgLine® offering

Saskatchewan Wheat Pool is pleased to announce that a strategic alliance with John Deere Credit is being expanded across the Prairies. Following a successful pilot at the Pool's Alberta based AgPro market centres, AgLine® is now being offered to Alberta, Saskatchewan and Manitoba farmers who deal with the Pool and AgPro. AgLine® provides prairie farmers with credit card convenience for inputs and other farm purchases, as well as a no interest option if paid by due date.

The Pool's Executive Vice-President, Finance, and Chief Financial Officer Michael McCord says, "By expanding our alliance with this respected lender, the Pool and AgPro are able to offer added benefits to our members and customers."

"John Deere Credit Inc. takes pride in working with the Pool to offer AgLine®, the revolving credit product, which provides customers with convenient finance options to help them manage their cash flow and operational risk," says Darla Youldon, President, John Deere Credit Canada. "We have considerable experience lending to farmers and we look forward to working closely with the Pool's members and customers to serve their day-to-day credit needs."

Saskatchewan Wheat Pool is Canada's largest publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Its core business operations are grain handling, merchandising and agri-product sales. These operations are complemented by food processing and value-added businesses that allow the Pool to leverage its pivotal position between prairie farmers and destination customers in North America and around the world. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

John Deere Credit Canada, Burlington, Ontario is affiliated with John Deere Credit Worldwide, which is headquartered in Johnston, Iowa, USA. John Deere Credit is one of the largest equipment finance companies in North America with more than 500,000 accounts and a managed asset portfolio of more than $15 billion (US$). It provides retail, wholesale and lease financing, offering credit financing for agricultural, construction, commercial and consumer equipment and revolving credit for agricultural inputs and services. Since 1996, John Deere Credit has expanded beyond the U.S. and Canada. Operations have been established in Germany, Mexico, the United Kingdom, Luxembourg, France, Italy, Brazil, Argentina, and Australia, which also serves New Zealand.

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For more information, contact:
Shawna Kelly
Director, Communications
Saskatchewan Wheat Pool
(306) 569-4291

Paul Klosler
Manager, Market Development - Agribusiness
John Deere Credit (Canada)
(905) 319-5831